Vivian Kerr
Anthony Rapp

SCRAP

an Elegant Grotesque & A Season of Rain production

LOGLINE

After getting laid off, young single-mom BETH (Vivian Kerr) finds herself living in her car and struggles to hide her homelessness from her estranged brother BEN (Anthony Rapp).

SYNOPSIS

SCRAP follows a young single-mom, Beth, who is newly homeless. Laid off from her white-collar job, Beth struggles to maintain the appearance of a successful middle-class lifestyle as she bounces around the neighborhoods of Los Angeles. Hoping to land a new job and change her situation before her family and friends find out, Beth dodges phone calls from her estranged older brother Ben and struggles with the guilt of having left her young daughter Birdy in his care.

Meanwhile, Ben is facing his own challenges as the IVF treatment he and his wife Stacy have pinned their hopes on isn't working and his continued willingness to come to Beth's aid is causing tension in his marriage. Unable to face her own failure, Beth must deal with the very real dangers of living out of her car and confront her own pride before she can reconnect with her brother and provide for her daughter.

PROJECT DETAILS

Writer/Director: Vivian Kerr
Producers: Rachel Stander, Vivian Kerr, Sapna Gandhi
Language: English
Runtime: 100 min
Contact: scrapthefilm@gmail.com

**WINNER: Top 10 Drama Finalist - 2019 Final Draft's Big Break Competition

SCRAP is an independent feature film starring Vivian Kerr and Anthony Rapp, set for principal photography in early 2021, to take place over 4 weeks in Los Angeles, California, with the goal of a major festival premiere (Sundance, Tribeca, SXSW, etc.), a limited theatrical run, and final distribution on a competitive platform (Netflix, Hulu, Amazon, etc.).

Full script available upon request.



DIRECTOR/WRITER'S STATEMENT

As reported by the LA Times in September of 2018 there are estimated to be close to 100,000 people living on the streets in Los Angeles, a reported 75% increase in just six years. In my neighborhood in Hollywood, this problem has only gotten more noticeable.

Three years ago, I workshopped an early draft of this script at a filmmaking collective called We Make Movies, and afterwards, so many people came up to me—people with iPhones and designer handbags—to tell me quietly, "Yeah, when I first moved to LA, I didn't know anyone and I slept in my car for two weeks until I could afford a hotel. I've never told anyone that."

The protagonist of the film is Beth, an ordinary woman who gets laid off and is evicted from her apartment. The film follows her as she scrambles to make it to job interviews while showering at the gym, and dodges calls from her older brother Ben (Anthony Rapp), who wants to know why her "business trip" is taking so long, all while trying to maintain her "Instagram-perfect" life.

The film is an exploration of guilt, how difficult it is to ask for help, and why we hide some of our most painful truths from the people who love us the most. It's about the very beginning of someone's experience with homelessness—the panic and the fear of the unknown. It's also about the complex and delicate relationship between siblings, and how there are hidden rooms in our lives that perhaps even those we are closest to know nothing about.

Last year, we shot the 20-minute proof of concept of "Scrap," and as of writing this, it has already garnered a significant amount of press, festival selections, and investor interest. As we gear up to shoot the feature, I hope this story demystifies the stereotype of what a homeless person is. When our society so often values appearance over substance, we should all be asking ourselves, what would I do if the bottom dropped out?

-Vivian Kerr



PRODUCER'S STATEMENT

As a producer, I am most drawn to stories about challenging, complex women, and "Scrap" is certainly that. The lead character, Beth, is consistently selfish, making bad decisions at seemingly every turn. As frustrating as her story may be to watch unfold, I believe wholeheartedly in the importance of having antiheroines like her woven into our media landscape.

The Geena Davis Institute reported that in 2017, only 28.8% of lead roles in film were female. That's a dismal statistic as it is, but representation is not just about having women on screen — it's about having *all kinds* of women. When the women we see on screen conform to some narrow criteria of "likability," it leads to an impossible expectation of how women should behave and what their lives should look like. This film, with deeply-flawed and often-exasperating Beth at its center, offers a valuable counter-point to the aspirational female lead.

"Scrap" presents another complex female character in the role of Stacy. As the breadwinner in her family, she represents one of the rare 29% of wives who earn more than their husbands. Her struggle with infertility and unsuccessful IVF treatments provides a compassionate window into an issue faced by millions of women but rarely seen on-screen.

Of course the backdrop of homelessness resonates with me as well. It wasn't so long ago that my mother summed up my own financial situation as "living on the edge." To some degree, there's a generational gap at play. As noted so succinctly in a recent Highline investigative article, "the touchstone experience of millennials […] is uncertainty." Beth's grasping attempts to keep that uncertainty at bay and hold onto the illusion of a successful life are imminently relatable.

Ultimately, though, "Scrap" is a redemptive story. Beth and her brother Ben help each other let go of the ideas they'd had about what their lives would look like in order to make room for happiness in the lives they're actually living. In a landscape of social media influencers and carefully curated public personas, it is intensely refreshing to see a story that hinges on the freeing power of accepting your current reality.

-Rachel Stander

THE TEAM

VIVIAN KERR | Writer / Director / "Beth"



Vivian Kerr is a Los Angeles-based actor, writer, director, and producer. Her pilot FIVE POINTS, a feminist take on the 19th century gangs of New York, was a 2019 Sundance Episodic Lab Finalist, and a Quarterfinalist in WeScreenplay's TV Competition, Final Draft Big Break, and the Atlanta Film Festival Screenplay Competition, and is currently trending on The Blcklst. Her feature film EXCHANGE was in the Top 20% of the Nicholls Fellowship and a Top 5 Finalist in Screencraft's Action and Thriller Contest. Other actor/writer/producer credits include LINES, a short film about the Bronte sisters, and the 8-episode web series WE ARE WITH THE BAND. As an actor, her work includes episodes of GREY'S ANATOMY, RIZZOLI & ISLES, SUPERSTORE, MASTERS OF SEX, CRIMINAL MINDS, NEW GIRL, CASTLE, FRANKLIN & BASH, and THE BOLD & THE BEAUTIFUL. She hosts the interview podcast CONVERSATIONS WITH ACTORS, featuring such actors as Robin Weigert and William Sadler. She earned her BA in Theatre from the University of Southern California.



ANTHONY RAPP | "Ben"

Anthony Rapp is an actor and singer best known for originating the role of Mark Cohen in the Broadway production of RENT in 1996, and for reprising the role in the 2005 film RENT and the Broadway Tour in 2009. He has appeared in many big screen roles, most notably in DAZED AND CONFUSED, ADVENTURES IN BABYSITTING, A BEAUTIFUL MIND, THE OTHER WOMAN, SCHOOL TIES, ROAD TRIP, and SIX DEGREES OF SEPARATION (both the stage and film versions). He has worked extensively on and off Broadway, playing Charlie Brown in the 1999 Broadway revival of YOU'RE A GOOD MAN, CHARLIE BROWN, and originating the role of Lucas in the musical IF/THEN in 2014. In 2000, Rapp released a solo CD, entitled LOOK AROUND, and in 2006, he published a memoir about RENT and his relationship with his mother, "Without You: A Memoir of Love, Loss, and the Musical Rent." His most recent work includes the role of Lt. Paul Stamets, the first openly gay character in a Star Trek television series, on the acclaimed CBS series STAR TREK: DISCOVERY, THE KNICK and THE GOOD FIGHT.

RACHEL STANDER | Producer



Rachel Stander is a producer working in film, television, and new media. She recently produced LYSISTRATA 2.0, a PSA-style get-out-the-vote short film. She also served as the Assistant to Producer for four seasons of DOES THIS BABY MAKE ME LOOK FAT?, an award-winning digital comedy series with a viewership of 60K+ monthly views. Under the umbrella of her production company, A Season of Rain, she is developing a series of short films centering on ten Hindu goddesses (WWGD), a quirky feature about love and organ donors (THE DONOR LIST), and a biopic about Martha Graham (IN MARTHA'S HOUSE). Before graduating Magna Cum Laude from the University of Southern California with a degree in Theatre, Rachel studied dance at Barnard College, Columbia University, as well as at NYU's Tisch School of The Arts and Interlochen Center for the Arts.

SCRAP
PROOF OF CONCEPT

In 2018, the first 20-minutes of the feature film of 'SCRAP' was shot as a proof of concept. 'SCRAP' has been selected in **30+ film festivals** in 2019-2020 as a short film and received **31 awards/nominations**:

  

  

  

**First Glance Film Fest: - BEST ACTOR (nom.)
**First Glance Film Fest - BEST ACTRESS (nom.)
**Golden Door Film Festival - BEST SCRIPT (nom.)
**Milledgeville Film Fest - BEST ACTRESS (nom.)

**Independent Shorts Awards - BEST DUO (win)
**Los Angeles Lift-Off - BEST SHORT (win)
**El Dorado Film Fest - BEST PROOF OF CONCEPT (win)
**Clifton Film Fest - BEST FILM (won)

DEADLINE

https://deadline.com/2019/03/anthony-rapp-vivian-kerr-scrap-elegant-grotesque-1202583442/

SCRAP

PRESS

"…**the script is perfect**….I love Anthony Rapp, even though he doesn't have as much screen time as Kerr, his performance has impact. **Kerr is brilliant as Beth, and the chemistry between her and Rapp is great.** You will really believe that they are siblings." -FilmThreat

"…a delicate way into telling the story of how close we all live to the edge of poverty." -MoveableFest

"…it's the undeniable sibling bond that adds beauty to the film… **Vivian Kerr as Beth is a treat to watch….**Although addressing multiple issues, with homelessness being the prime focus, **'Scrap' is really a textbook on the human psyche.**" -IndieShortsMag

"…**thoughtful and compassionate**…Kerr and Rapp convincingly portray a supportive yet not entirely close brother and sister, both of whom care about one another but are unsure how much to ask of the other. **There is a natural chemistry between Kerr and Rapp**, which should translate smoothly into a longer version of this story." -CatholicCinephile

PRODUCTION TIMELINE



FINANCING

Script locked.
Above-the-line attached.
Financing secured.

PRE-PRODUCTION
8 weeks

Locations locked.
Below-the-line hired.
SAG paperwork filed.
Phase 1 publicity.

PRINCIPAL PHOTOGRAPHY
4 weeks

Shooting completed
in Los Angeles, CA.

POST-PRODUCTION
6 months

Edit, color, sound mix.
Music clearance.

FESTIVAL PREP

Hire publicist, secure
sales agent, shop to
distributors, DCP
creation, final output.

FESTIVAL CIRCUIT
9-12 months

World & North American
premieres, exposure, and
secure distributor.
Phase 2 publicity.

DISTRIBUTION

Sign contracts.
Prepare deliverables.
Phase 3 publicity.

INVESTOR GROUP

After costs, first monies
distributed to investors at
TBD percentage
above initial
investment.

PRODUCERS

Net profits are divided
between the Investors and
Producers according to
their pro-rata share.

SCRAP

A FEATURE FILM BY

/elegant *grotesque*/ & A SEASON OF RAIN

SAG·AFTRA



Website: scrapthefilm.com
Contact: Rachel Stander - scrapthefilm@gmail.com